CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Current assets		
Cash and cash equivalents	$	134,475
Prepaid charges and other current assets		14,383
Total current assets		148,858
Deferred tax asset, net		13,600
Total assets	$	162,458

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	2,007
Accounts payable, affiliate		3,511
Total current liabilities		5,518
Stockholder's equity		
Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding		8
Additional paid in capital		231,917
Deficit		(74,985)
Total stockholder's equity		156,940
Total liabilities and stockholder's equity	$	162,458

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.